Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (817) 415-3703

Julian C. Day
Chairman and Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, TX 76102

> **Re:** **RadioShack Corporation**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 1-05571**

Dear Mr. Day:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 36

1. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary and options awarded to Mr. Day were significantly higher than the amounts received by other named executive officers (with the exception of the base salary paid to your former acting chief executive officer). Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Process for Setting Compensation, page 38

2. To the extent that you engage in benchmarking your performance against the published survey data and data obtained from Watson Wyatt, please identify the companies that are the subjects of the surveys. See Item 402(b)(2)(xiv) of Regulation S-K. Please clarify whether the information in the surveys differs from the companies analyzed that comprise the peer group you have identified.

3. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

2007 Target Annual Cash Incentive Bonus Performance Measures, page 41

4. You have not provided quantitative disclosure of the targets for the 2007 annual incentive bonus and the 2005 and 2006 long-term incentive plan cycles. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 50

5. It is not clear why the guaranteed bonuses appear in the non-equity incentive plan column. Please tell us why.

Outstanding Equity Awards at Fiscal Year-End 2006, page 60

6. Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Pension Benefits for 2006, page 61

7. Please expand the disclosure in this section to provide the narrative disclosure required by Item 402(h)(3) of Regulation S-K.

Potential Payment Obligations upon Termination …, page 62

8. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

9. You have not defined key terms such as "cause," "good reason" or "change in control" as defined under the arrangements you have described. Please define the terms throughout this section.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel